UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐.

Background

On January 30, 2026, the Board of Directors (the “Board”) of SMX (SECURITY MATTERS) PLC, an Irish public limited company (the “Company”), authorised the issuance of one preferred share purchase right (a “Right”) for each outstanding ordinary share, par value US$0.00000000002502543568 per share, of the Company (the “Ordinary Shares”) or such Ordinary Shares of the Company as are in issue on the Record Date as a result of any consolidation of such Ordinary Shares. The Rights will be issued on March 2, 2026, to the shareholders of record on March 2, 2026. The complete terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of February 13, 2026, between the Company and Continental Stock Transfer & Trust Company, as rights agent.

The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group which acquires 10% or more of the outstanding Ordinary Shares without the prior approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board. However, the Rights Agreement should not interfere with any merger or other business combination approved by the Board.

Summary of the Rights Agreement

The following is a summary of the terms of the Rights Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is attached as Exhibit 99.1 and is incorporated herein by reference.

The Rights. The Rights will initially trade with, and will be inseparable from, the Ordinary Shares. The Rights are evidenced only by book-entry credits that represent Ordinary Shares.

Exercise Price. Each Right will allow its holder to purchase from the Company one Series A Preferred Share (a “Preferred Share”) for US$0.0001 (the “Exercise Price”), once the Rights become exercisable.

Exercisability. The Rights will not be exercisable until ten (10) days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% or more of the outstanding Ordinary Shares.

Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be ownership of the underlying Ordinary Shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934—are treated as beneficial ownership of the number of the Company’s Ordinary Shares equivalent to the economic exposure created by the derivative position, to the extent actual Ordinary Shares of the Company are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the rights plan are excepted from such imputed beneficial ownership.

The Company refers to the date when the Rights become exercisable as the “Distribution Date.” Until that date, any transfer of Ordinary Shares will constitute a transfer of Rights. After that date, the Rights will separate from the Ordinary Shares and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of Ordinary Shares. Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

●	Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person (and its affiliates and associates) may, for US$0.0001, purchase one Preferred Share in the Company for each one Ordinary Share held in the Company. The aggregate Preferred Shares shall have a liquidation preference of US$250 million, plus any accrued and unpaid dividends thereon, payable in cash and in priority to any payment or distribution to holders of Ordinary Shares upon any change of control not pre-approved by the Board, liquidation, dissolution, or winding up of the Company. A fixed cumulative cash dividend shall be payable to the holders of Preferred Shares at an annual rate of 18.5% per annum on the liquidation preference amount, accruing daily and payable quarterly in arrears on customary quarter-ends, in priority to any dividend or distribution on Ordinary Shares. To the extent not lawfully paid in cash (e.g., due to insufficient distributable profits), dividends will accrue.

●	Flip Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may purchase shares of the acquiring company at a discount to the market value of the acquiring company’s shares.

●	Notional Shares. Shares held by affiliates and associates of an Acquiring Person, and notional Shares held by counterparties to a derivatives contract with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Expiration. The Rights will expire on the earliest of (i) the close of business on the first anniversary of the date of the Rights Agreement, or (ii) the time at which the Rights are redeemed as provided in Clause 23 of the Rights Agreement, or (iii) the date upon which the liquidation preference, and all interest thereon, has been paid by the Company to the holders of the issued Preferred Shares.

Redemption. The Board may redeem the Rights for US$0.0001 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of US$0.0001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of the Ordinary Shares.

Anti-Dilution Provisions. The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or Ordinary Shares. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

Exhibit Number	Description
99.1	Rights Agreement dated 13 February 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 13, 2026

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer